UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File No. 001-31965

TASEKO MINES LIMITED

(Translation of registrant’s name into English)

15th Floor- 1040 W Georgia Street, Vancouver, BC, V6E 4H1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

☐

SUBMITTED HEREWITH

Exhibits

99.1	Cover letter – Letter to Shareholders

99.2	Management Information Circular and Notice of Meeting

99.4	Form of Shareholder Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED
(Registrant)

Date: March 31, 2016

	By:	/s/ Trevor Thomas
Trevor Thomas
	Title:	Secretary